UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

José Domínguez Abascal

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

September 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of June 30, 2016 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on August 5, 2016.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of June 30, 2016 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on August 5, 2016.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of June 30, 2016 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on August 5, 2016.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,557,663*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,557,663*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,557,663*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 41.47%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of June 30, 2016 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on August 5, 2016.

This Amendment No. 8 (“Amendment No. 8”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on July 13, 2015 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed on September 29, 2015 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed on October 29, 2015 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13 (“Amendment No. 5”), the Amendment No. 6 to the Original Schedule 13D filed on December 31, 2015 (“Amendment No. 6”) and the Amendment No. 7 to the Original Schedule 13D filed on March 24, 2016 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”) and is jointly filed by the Reporting Persons (as defined in the Original Schedule 13D) with respect to the ordinary shares of Atlantica Yield plc, nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 8 amends the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 as specifically set forth herein.

This Amendment No. 8 is being filed to disclose a new secured financing agreement and amendments to the maturity dates of ACI’s existing secured financing agreements and related security agreements. As of the date of hereof and, following execution of the security agreements described below, ACI will have pledged an aggregate of 41,530,843 Ordinary Shares of the Issuer as security for its borrowings under secured financing agreements, each as described under Item 6 below.

Item 5.        Interest in Securities of the Issuer.

As a result of the Exchangeable Settlement, Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    As of September 23, 2016, ACI is the direct beneficial owner of 41,557,663 Ordinary Shares and the Reporting Persons beneficially own 41.47% of the Ordinary Shares.

The following persons listed on Schedule A beneficially own the number of Ordinary Shares of the Issuer indicated: Ricardo Hausmann (280 Ordinary Shares), Jesus Garcia Quilez (3,900 Ordinary Shares) and Alfonso González Domińguez (4,690 Ordinary Shares).

(b)    As of September 23, 2016, Abengoa, Abengoa Concessions and Abengoa Solar through their ownership of ACI, may be deemed to share voting and dispositive power over the 41,557,663 Ordinary Shares beneficially owned by ACI.

(c)    Except for the Exchangeable Settlement, no Reporting Person has effected any transactions in the Ordinary Shares during the past sixty days. To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons listed in Schedule A to this Schedule 13D effected any transactions in the Ordinary Shares during the past sixty days.

(d)    Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraphs under the headings “Exchangeable Notes,” “Secured Term Facility Agreement” and “Secured Financing Agreements” with the paragraphs below.

Exchangeable Notes

On February 26, 2015, Abengoa sold an aggregate of $279,000,000 principal amount of 5.125% Exchangeable Notes due 2017 (the “Exchangeable Notes”). The Exchangeable Notes are exchangeable, at the option of the holders of the Exchangeable Notes, for Ordinary Shares that are beneficially owned by the Reporting Persons. The Exchangeable Notes were issued by Abengoa pursuant to a fiscal agency agreement dated March 5, 2015 between Abengoa and Citibank N.A., London Branch (the “Fiscal Agency Agreement”). As of September 23, 2016, Abengoa has delivered an aggregate of 7,595,639 Ordinary Shares to holders that exercised their option to exchange Exchangeable Notes and there are 16,475.61 Ordinary Shares subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes.

Secured Term Facility Agreement

On September 18, 2016, ACI entered into a Secured Term Facility Agreement (the “2016 Facility Agreement”) with Arvo Investment Holdings S.À R.L., CCP Credit Acquisition Holdings Luxco S.à r.l., Lajedosa Investments S.à r.l., OCM Luxembourg ABG Debt S.à r.l., Potter Netherlands Coöperatief U.A. and SPV Capital Funding Luxembourg S.à r.l., (collectively, the “2016 Lenders”), pursuant to which it is required to enter into related security documents (collectively, the “2016 Loan Documents”). ACI is entitled to borrow up to $211,000,000 (the “2016 Loan Amount”) under the 2016 Facility Agreement. Under the terms of the Loan Documents, ACI is required to pledge and grant a security interest in 16,000,000 Ordinary

Shares of the Issuer (the “2016 Pledged Shares”), in favor of the 2016 Lenders as security for the 2016 Loan Amount and its obligations under the 2016 Loan Documents. Loans made under the 2016 Facility Agreement will mature on September 18, 2017, provided that, prior to March 29, 2017, the maturity dates of the September Financing Agreement, December Facility Agreement and March Facility Agreement are extended to at least the same date; absent such extensions, the 2016 Facility will mature on March 29, 2017. Upon the exercise of certain events that are customary for this type of loan, the Lenders may exercise their right to require ACI to repay all or part of the 2016 Loan Amount, post additional collateral or foreclose on, and dispose of, the 2016 Pledged Shares in accordance with the 2016 Loan Documents.

ACI will use borrowings under the 2016 Facility Agreement to repay all amounts owed to Talos Capital Limited (“TCL”) under the Secured Term Facility Agreement, dated October 22, 2015. The 14,00,000 shares previously pledged to TCL will be released and will be pledged to the 2016 Lenders as part of the 2016 Pledged Shares. As a result of the 2016 Facility Agreement, ACI will have pledged an additional 2,000,000 Ordinary Shares that were previously unencumbered.

Secured Financing Agreements

On September 23, 2015, Abengoa entered into a €165 million financing agreement (the “September Financing Agreement”) with Banco de Sabadell, S.A., Banco Popular Español, S.A., Banco Santander, S.A., Bankia, S.A. and CaixaBank, S.A., as original lenders (collectively, the “September Lenders”). As of the date hereof, Abengoa has borrowed €125,000,000 (the “September Loan Amount”) under the September Financing Agreement. Borrowings under the September Financing Agreement mature on March 29, 2017. The September Loan Amount is guaranteed by ACI. The September Lenders have a second ranking security interest over the 25,530,843 Ordinary Shares (the “September Financing Pledged Shares”) pledged to the December Lenders (as defined below) and the March Lenders (as defined below).

On December 24, 2015, ACI entered into a €106 million secured loan facility agreement (the “December Facility Agreement”) with Banco de Sabadell, S.A., Banco Popular Español, S.A., Banco Santander, S.A., Bankia, S.A. and CaixaBank, S.A., Crédit Agricole Corporate and Investment Bank, Sucursal en España, HSBC Bank plc Sucursal en España and Instituto de Crédito Oficial, as original lenders (collectively, the “December Lenders”). ACI is entitled to borrow up to €106,000,000 (the “December Loan Amount”) under the December Facility Agreement. Borrowings under the December Facility Agreement mature on March 29, 2017. ACI pledged and granted a first ranking security interest in 11,203,719 Ordinary Shares in favor of the December Lenders as security for the December Loan Amount (the “December Financing Pledged Shares”).

On March 21, 2016, ACI entered into a €137 million secured loan facility agreement (the “March Facility Agreement”) with 683 Capital Partners, LP, Arvo Investment Holdings S.à r.l., CCP Credit Acquisition Holdings Luxco S.à r.l., Company No. 2 Pty Ltd, Lajedosa Investments S.à r.l., Potter Netherlands Coöperatief U.A., SPV Capital Funding Luxembourg S.à r.l., certain funds managed by Attestor Capital LLP and certain funds managed by OHA (UK) LLP and/or Oak Hill Advisors, L.P. as original lenders (collectively, the “March Lenders”). ACI is entitled to borrow up to €137,094,751 (the “March Loan Amount”) under the March Facility Agreement. Borrowings under the March Facility Agreement mature on March 29, 2017. ACI pledged and granted a first ranking security interest in 14,327,124 Ordinary Shares in favor of the March Lenders as security for the March Loan Amount (the “March Financing Pledged Shares”, and together with the September Financing Pledged Shares and the December Financing Pledged Shares, the “Pledged Shares”).

Upon the exercise of certain events that are customary for these types of loans, the applicable lenders under the September Financing Agreement, the December Facility Agreement and the March Facility Agreement may exercise their right to require the obligors to repay all or part of the September Loan Amount, the December Loan Amount or the March Loan Amount, as applicable and according the ranking of the respective pledges, post additional collateral or foreclose on, and dispose of, the Pledged Shares, as applicable, in accordance with the applicable security agreements.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016

ABENGOA, S.A.

By:	/s/ Joaquin Fernandez de Piérola Marin
	Name:	Joaquin Fernandez de Piérola Marin
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS, S.L.

By:	/s/ Joaquin Fernandez de Piérola Marin
	Name:	Joaquin Fernandez de Piérola Marin
	Title:	Representative of Abengoa, S.A., sole director of the company

ABENGOA SOLAR, S.A.

By:	/s/ Joaquin Fernandez de Piérola Marin
	Name:	Joaquin Fernandez de Piérola Marin
	Title:	Representative of Abengoa, S.A., sole director of the company

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Joaquin Fernandez de Piérola Marin
	Name:	Joaquin Fernandez de Piérola Marin
	Title:	Director

Schedule A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons.

DIRECTORS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Antonio Fornieles Melero	Executive Chairman of Abengoa, S.A.	(1)	Spain
Joaquín Fernández de Piérola Marín	First vice chairman and CEO of Abengoa, S.A.	(1)	Spain
José Joaquín Abaurre Llorente	Industrial Engineer. Director of Abengoa, S.A.	(1)	Spain
Inayaba, S.L. (Ana Abaurrea Aya)	Lawyer. Director of Abengoa, S.A.	(1)	Spain
José Borrell Fontellés	Professor of Introduction to Economic Analysis at Madrid’s Universidad Complutense	(1)	Spain
Mercedes Gracia Díez	Professor of Econometrics at Madrid’s Universidad Complutense and at Centro Universitario de Estudios Financieros	(1)	Spain
Ricardo Martínez Rico	President and CEO of Equipo Económico	(1)	Spain
Ignacio Solís Guardiola	Regional Director for private banking of Lloyds Bank	(1)	Spain
Alicia Velarde Valiente	Second Vice chairman and Lead Independent Director. Notary	(1)	Spain
Ricardo Hausmann	Director of the Centre for International Development and a Professor at Harvard University	(1)	Venezuela

EXECUTIVE OFFICERS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Joaquín Fernández de Piérola Marín	Director of Abengoa, S.A.	(1)	Spain
Jesús Ángel García-Quilez Gómez	Chief Financial Officer	(1)	Spain
Alfonso González Domínguez	Engineering and Construction and South America Executive VP	(1)	Spain
Armando Zuluaga Zilbermann	Solar Executive VP	(1)	Spain
Álvaro Polo Guerrero	Human Resources Director	(1)	Spain
Luis Fernández Mateo	Director of Organization, Quality and Budgets	(1)	Spain
Juan Carlos Jiménez Lora	Director of Planning and Control	(1)	Spain
Germán Bejarano García	Assistant CEO, International Institutional Relations Director	(1)	Spain
Daniel Alaminos Echarri	General Secretary	(1)	Spain
Luis Enrique Pizarro Maqueda	Chief Audit Officer	(1)	Spain
Enrique Borrajo Lovera	Consolidation and Reporting Officer	(1)	Spain
Miguel Ángel Jiménez-Velasco Mazarío	Compliance Officer	(1)	Spain
Enrique Aroca Moreno	Chief Information Officer	(1)	Spain
Antonio Vallespir	Biofuels Executive VP	(1)	Spain

(1)         Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA SOLAR, S.A.

EXECUTIVE OFFICERS(2)

Name	Principal Occupation or Employment	Business Address	Citizenship
Armando Zuluaga Zilbermann Chief Executive Officer	Solar Executive VP, Abengoa, S.A. CEO of Abengoa Solar, S.A.	(1)	Spain
Fernando de las Cuevas Terán Secretary to the Board and General Counsel	General Counsel of Abengoa Solar, S.A.	(1)	Spain

(1)         Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

(2)         The sole director of Abengoa Solar, S.A. is Abengoa S.A.

ABENGOA CONCESSIONS, S.L.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Joaquin Fernandez de Piérola Chairman	Representative of Abengoa, S.A. as sole director	(1)	Spain

(1)         Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS INVESTMENTS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address	Citizenship
Joaquin Fernandez de Piérola Director	Director of Abengoa, S.A.	(1)	Spain
Christian Digemose Director	Director of Abengoa Concessions Investments Limited	(1)	Spain

(1)         Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.